Exhibit 12.1

SOUTHERN COPPER CORPORATION

COMPUTATION OF FINANCIAL RATIOS

(In millions except ratios)

NET DEBT TO NET CAPITALIZATION	2019	2018	2017	2016	2015
Total debt	$6,940.8	$5,960.1	$5,957.1	$5,954.2	$5,951.5
Cash and cash equivalents	(1,925.1)	(844.6)	(1,004.8)	(546.0)	(274.5)
Short‑term investments	(80.7)	(213.8)	(50.5)	(51.3)	(603.5)
Net debt	4,935.0	4,901.7	4,901.8	5,356.8	5,073.5
Net capitalization
Net debt	4,935.0	4,901.7	4,901.8	5,356.8	5,073.5
Equity	6,858.2	6,612.9	6,149.4	5,870.9	5,299.2
Net capitalization	11,793.2	11,514.6	11,051.2	$11,227.7	$10,372.7
Net debt/net capitalization(*)	41.8%	42.6%	44.4%	47.7%	48.9%

(*)Represents net debt divided by net capitalization